UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
CUMULUS MEDIA INC.

(Name of Issuer)
Class A Common Stock, $.01 par value

(Title of Class of Securities)
231082108

(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	8 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,505,363

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,505,363

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,515,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	8 Pages

1	NAME OF REPORTING PERSONS John W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,117,068

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,117,068

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,117,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	8 Pages

1	NAME OF REPORTING PERSONS Michael W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,347,683

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	5	of	8 Pages

1	NAME OF REPORTING PERSONS David W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,254,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	6	of	8 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		884,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		884,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	884,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	7	of	8 Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 7 to Schedule 13D to make corrections to certain clerical errors in the information previously contained in Item 5 with respect to the holdings of certain of the filing persons to reflect shares of the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Company”), that were withheld for federal and state income tax purposes upon the vesting of certain deferred share and restricted share awards during 2007.
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 5. Interest in Securities of the Issuer
     Item 5(a) is hereby amended and restated in its entirety to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 37,104,253, which represents 36,695,650 shares outstanding as reported by the Company on the cover of its quarterly report on Form 10-Q for the period ended September 30, 2007, plus 408,603 shares issued in accordance with the terms of the current employment agreement of Lewis W. Dickey, Jr. (which shares are net of shares withheld by the Company for federal and state income tax purposes), and (ii) the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871, which is the number of shares of Class C Common Stock outstanding as reported by the Company on the cover of its quarterly report on Form 10-Q for the period ended September 30, 2007.
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 5,515,363 shares of Class A Common Stock as follows:
•	2,011,052 shares of Class A Common Stock directly owned;

•	options to purchase 1,348,750 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 5,515,363 shares, or 13.6% of the outstanding shares of Class A Common Stock.
     John W. Dickey
     John Dickey is deemed to beneficially own 3,117,068 shares of Class A Common Stock as follows:
•	1,750,506 shares of Class A Common Stock directly owned; and

•	options to purchase 1,366,562 shares of Class A Common Stock, which are exercisable within 60 days.
     Assuming exercise of all of the foregoing options, John Dickey would be deemed to beneficially own 3,117,068 shares, or 8.1% of the outstanding shares of Class A Common Stock.
     Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr.
     Michael Dickey, David Dickey and Lew Dickey Sr. are deemed to beneficially own 1,347,683 shares, or 3.6%, 1,254,352 shares, or 3.4%, and 884,000 shares, or 2.4%, of the outstanding shares of Class A Common Stock, respectively.
     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the arrangements expected to be set forth in the Interim Investor Agreement and various matters described in Item 4, the reporting persons and the Sponsor may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person and the Sponsor may be deemed to beneficially own all shares of Class A Common Stock beneficially owned by each other reporting person and the Sponsor. To the knowledge of the reporting persons, the Sponsor beneficially owns 123,700 shares, or less than 1%, of the issued and outstanding Class A Common Stock. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons and the Sponsor would collectively beneficially own, in the aggregate, 29.2% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person or the Sponsor.

     Other than as set forth above with respect to Lew Dickey, Jr. and John Dickey, none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons nor, to the knowledge of the reporting persons, the Sponsor, beneficially owns any shares of Class A Common Stock other than as set forth herein.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2008

*

Lewis W. Dickey, Jr.

/s/ John W. Dickey

John W. Dickey

*

Michael W. Dickey

*

David W. Dickey

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: *

Name: Lewis W. Dickey, Jr.
Title: Manager

By:	/s/ John W. Dickey

John W. Dickey
as Attorney-in-Fact